EXHIBIT 99.1

SCAILEX CORPORATION LTD.

PROXY FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 28, 2008

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

        The undersigned hereby constitutes and appoints YAHEL SHACHAR, SHACHAR RACHIM and DAVID SHULMAN and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all the Ordinary Shares of Scailex Corporation Ltd. (the “Company”), held of record in the name of the undersigned at the close of business on August 31, 2008 (or where such day is not a business day, the business day immediately prior thereto), at the Extraordinary General Meeting of Shareholders (the “Extraordinary General Meeting”) to be held at the offices of the Company, 48 Ben Zion Street, Segula Industrial Area, Petach Tikva, Israel, on September 28, 2008 at 4:00 p.m. (Israel time), and at any and all adjournments thereof on the following matter, which is more fully described in the Notice of Extraordinary General Meeting of Shareholders and Proxy Statement relating to the Extraordinary General Meeting.

The undersigned acknowledges receipt of the Notice of Extraordinary General Meeting of Shareholders and Proxy Statement of the Company relating to the Extraordinary General Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If the declaration as to personal interest is duly made, and no direction is made with respect to the manner of vote, this Proxy will be voted FOR the proposal as set forth in the Proxy Statement. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

SCAILEX CORPORATION LTD.

September 28, 2008

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

œ Please detach along perforated line and mail in envelope provided. œ

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLACK OR BLUE INK AS SHOWN HERE ☒
		1.	The Proposal	FOR	AGAINST	ABSTAIN
			To approve the Company entering into an agreement for the acquisition of cellular operations of Suny Electronics Ltd., a controlling shareholder of the Company, carried on through subsidiaries of Suny Electronics Ltd., and other ancillary agreements.	☐	☐	☐
		2.	Declaration as to Personal Interest.	YES	NO
			I DO NOT have a personal interest in the approval of the above transaction. (If you do not have a personal interest, mark the “FOR” box. If you have a personal interest, mark the “AGAINST” box.)	☐	☐
Failure to indicate whether or not you have a personal interest will disqualify your vote.
To change the address on your account, please check the box at the right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	☐

Signature of shareholder	Date:	Signature of shareholder	Date:

Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holderr should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.